Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Azure Midstream Partners GP, LLC:

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-203451)  and on Form S-8 (No. 333-190300) of Azure Midstream Partners, LP of our report dated March 30, 2016 with respect to the consolidated balance sheets of Azure Midstream Partners, LP and as of December 31, 2015 and 2014, and the related consolidated statements of operations,  partners’ capital and parent company net investment,  and cash flows of Azure Midstream Partners, LP and the Azure System Predecessor for the years ended December 31, 2015 and 2014, the period from November 15, 2013 to December 31, 2013, and the period from January 1, 2013 to November 14, 2013, which report appears in the December 31, 2015 annual report on Form 10-K of Azure Midstream Partners, LP.

Our report refers to the Partnership's change in controlling ownership on November 15, 2013, which resulted in a new cost basis for the Partnership.

Our report also contains an explanatory paragraph that states that the Partnership anticipates being out of compliance with the requirements in the Credit Agreement during 2016, which raises substantial doubt about its ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Dallas, Texas
March 30, 2016